June 30, 2014

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re: Magna-Lab Inc.

Commission File No. 0-21320

We have read the statements that we understand Magna-Lab, Inc. will include under Item 4.01 of the Form 8-K report it will file regarding the dismissal of its auditor.  We agree with such statements made regarding our firm.  We have no basis to agree or disagree with other statements made under Item 4.01.

Yours truly,

Rothstein Kass